UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDMENT TO AND ADOPTION OF NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Massachusetts business trust (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the registration of Nuveen Michigan Quality Income Municipal Fund, Inc., a Minnesota corporation (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, in connection with the closing of a reorganization transaction between the Predecessor Registrant and the Registrant whereby the Predecessor Registrant will change its domicile from a Minnesota corporation to a Massachusetts business trust (the “Domicile Change Reorganization”). In connection with such amended notification of registration, the Registrant submits the following information:

Name:    Nuveen Michigan Quality Income Municipal Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process:

Kevin J. McCarthy, Esq.

Vice President and Secretary

Nuveen Michigan Quality Income Municipal Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies of Notices and Communications to:

Deborah Bielicke Eades

Vedder Price P.C.

222 N. LaSalle Street

Chicago, Illinois 60601

Eric F. Fess

Chapman and Cutler LLP

111 W. Monroe Street

Chicago, Illinois 60603

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                               YES    ☐                NO    ☒

Item 1.	Exact name of registrant.

Nuveen Michigan Quality Income Municipal Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant is a Massachusetts business trust, created under the laws of the Commonwealth of Massachusetts on August 24, 2012.

Item 3.	Form of organization of registrant (for example corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Adviser

Nuveen Fund Advisors, LLC 333 West Wacker Drive Chicago, Illinois 60606

Sub-adviser

Nuveen Asset Management, LLC 333 West Wacker Drive Chicago, Illinois 60606

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Name and Address	Position with Registrant

Robert P. Bremner 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Jack B. Evans 333 West Wacker Drive Chicago, Illinois 60606	Trustee

William C. Hunter 333 West Wacker Drive Chicago, Illinois 60606	Trustee

David J. Kundert 333 West Wacker Drive Chicago, Illinois 60606	Trustee

William J. Schneider 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Judith M. Stockdale 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Carole E. Stone 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Virginia L. Stringer 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Terrence J. Toth 333 West Wacker Drive Chicago, Illinois 60606	Trustee

John P. Amboian 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Gifford R. Zimmerman 333 West Wacker Drive Chicago, Illinois 60606	Chief Administrative Officer

Kevin J. McCarthy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Secretary

Name and Address	Position with Registrant

Stephen D. Foy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Controller

Walter M. Kelly 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Chief Compliance Officer

Scott S. Grace 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Treasurer

Kathleen L. Prudhomme 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

William Adams IV 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Cedric H. Antosiewicz 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Margo L. Cook 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Lorna C. Ferguson 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Tina M. Lazar 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not Applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

(c) state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No. Registrant is not currently issuing and offering its securities directly to the public, except to the extent the closing of the Domicile Change Reorganization is construed to be a public offering.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not Applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No. Registrant does not intend to make a public offering of its securities, except to the extent the closing of the Domicile Change Reorganization is construed to be a public offering.

In addition, the Registrant also has filed a post-effective amendment pursuant to Rule 414 to adopt the registration statement of the Predecessor Registrant, which was filed on Form N-14 on August 29, 2012, under and pursuant to the provisions of the Securities Act of 1933, as amended, in connection with the closing of reorganization transactions, whereby Nuveen Michigan Premium Income Municipal Fund, Inc., a Minnesota corporation, and Nuveen Michigan Dividend Advantage Municipal Fund, a Massachusetts trust (together, the “Acquired Funds”), shall each transfer substantially all of its assets to the Registrant in exchange for newly issued shares of the Registrant and the Registrant shall assume substantially all of the liabilities of the Acquired Funds.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No. As of the date hereof, Registrant does not, and prior to the closing of the Domicile Change Reorganization Registrant will not, have any securities currently issued and outstanding.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10.	State the current value of registrant’s total assets.

The current value of Registrant’s total assets is $0.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No. Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 4th day of January, 2013.

Nuveen Michigan Quality Income Municipal Fund

		By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Chief Administrative Officer

Attest:	/s/ Virginia L. O’Neal
Virginia L. O’Neal
Assistant Secretary